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                                                                    EXHIBIT 12.1


                                                                 POLYONE CORPORATION
                                                         RATIO OF EARNINGS TO FIXED CHARGES
                                                                    (IN MILLIONS)

                                                 2002 (1)  2001 (2)     2000        1999        1998
                                                ------------------------------------------------------
Earnings:
  Income (loss) before income taxes,
    discontinued operations and
    cumulative effect of a change
    in accounting                                 (11.8)     (74.2)       24.6       174.0       23.6
  (Income) loss from equity affiliates
    and minority interest                         (20.2)       9.8       (37.7)       (9.7)      (3.7)
                                                ------------------------------------------------------
                                                  (32.0)     (64.4)      (13.1)      164.3       19.9
  Share of distributed earnings of
    equity affiliates                              37.4        5.5        33.3         4.6        3.2
  Share of pre-tax loss of equity
    affiliates with guaranteed debt                (5.6)      (8.6)         --        (9.3)      (0.1)
  Add, fixed charges                               57.0       59.4        43.3        32.4       33.7
  Add, amortization of capitalized interest         0.8        0.8         0.8         1.8        1.9
  Subtract, interest capitalized                   (0.7)      (1.1)         --        (0.7)        --
                                                ------------------------------------------------------
                                                   56.9       (8.4)       64.3       193.1       58.6
                                                ------------------------------------------------------

Fixed charges:
  Interest expense                                 40.6       39.9        35.9        17.3       15.6
  Capitalized interest                              0.7        1.1          --         0.7         --
  Net amortization of debt discount and
    premium and issuance expenses                   1.8        0.8         0.4         0.4        0.4
  Interest portion of rental expense (3)            6.9        8.5         7.0         7.0       10.7
  Interest expense relating to guaranteed
    debt of equity affiliates                       7.0        9.1          --         7.0        7.0
                                                ------------------------------------------------------
                                                   57.0       59.4        43.3        32.4       33.7
                                                ------------------------------------------------------
  Ratio of earnings to fixed charges                 --         --        1.5x        6.0x       1.7x
                                                ------------------------------------------------------


(1) Earnings in 2002 were insufficient to cover fixed charges by $0.1 million. Accordingly, such ratio is not presented.

(2) Earnings in 2001 were insufficient to cover fixed charges by $67.8 million. Accordingly, such ratio is not presented.

(3) The interest factor represents approximately one-third of lease expense, which management believes is representative of the interest component of lease expense.